

September 24, 2014

<u>Via E-Mail</u>
Joseph R. Paul
Chief Financial Officer
The Davey Tree Expert Company
1500 North Mantua Street
P.O. Box 5193
Kent, Ohio 44240

    Re: **The Davey Tree Expert Company**
             Form 10-K for the Fiscal Year Ended December 31, 2013
             Filed March 10, 2014
             File No. 000-11917

Dear Mr. Paul:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18</u>

<u>Liquidity and Capital Resources, page 24</u>

1. We note your disclosure that the revolving credit facility contains certain affirmative and negative covenants customary for this type of facility and includes financial covenant ratios with respect to a maximum leverage ratio and a maximum balance sheet leverage ratio. Please revise to disclose the nature of any covenants that limit, or are reasonably likely to limit, your ability to undertake financing. For example, these debt covenants may include debt incurrence restrictions, limitations on interest payments, restrictions on

dividend payments and various debt ratio limits. Also, please disclose if you were in compliance with the covenants at December 31, 2013.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

P. Defined Benefit Pension Plans, page F-23

2. We note a significant decrease in your accrued pension liabilities per page F-13. In addition, we further note from page F-23 a freeze on future benefit accruals for the SPP. However, in your reconciliations on page F-24, we note no curtailments or settlements for the SPP. Please tell us, and revise to disclose, the nature of the freeze on the SPP, the effect of the freeze on your financial statements and your related accounting. We may have further comment upon receipt of your response.

S. Operations by Business Segment and Geographic Information, page F-33

3. We note that during 2013 you realigned your reporting to reflect the manner in which your performance is assessed and decisions are made in allocating resources to the segments. We also note that certain amounts for 2011 and 2012 were revised to conform to the 2013 presentation. Since your reporting segments in 2012 appear to be the same in 2013, please tell us, and revise to disclose, the nature of the realignment and the type of costs reclassified between segments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief